Exhibit 21.1

SOUTHERN COPPER CORPORATION

Subsidiaries

(More than 50% ownership)

		Percentage of voting
		Securities owned or
Name of Company		other bases of control

PARENT:	Americas Mining Corporation (Delaware)

Registrant:	Southern Copper Corporation (Delaware)
	Compania Minera Los Tolmos S.A. (Peru)	97.31
	Southern Peru Limited (Delaware)	100.00
	Americas Sales Company, Inc.(Delaware)	100.00
	Minera Mexico, S.A. de C.V. (Mexico)	99.96
	Buenavista del Cobre, S.A de C.V. (Mexico)	100.00
	Industrial Minera Mexico, S.A. de C.V. (Mexico)	100.00
	Mexicana de Cobre, S.A. de C.V. (Mexico)	98.20
	Mexicana del Arco, S.A. de C.V. (Mexico)	100.00
	Minera Mexico Internacional, Inc. (Delaware)	100.00
	Operadora de Minas e Instalaciones Mineras, S.A. de C.V.(Mexico)	100.00
	Servicios de Apoyo Administrativo, S.A. de C.V. (Mexico)	100.00

Not included in this listing are subsidiaries, which would not constitute a significant subsidiary.